BofA FINANCE LLC

BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

November 2, 2016

VIA EDGAR AND FACSIMILE

Dietrich A. King, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Re:	BofA Finance LLC
Bank of America Corporation
Registration Statement on Form S-3 (File No. 333-213265)
Request for Acceleration of Effectiveness

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BofA Finance LLC and Bank of America Corporation (together, the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-213265) so that it will become effective at 9:00 a.m., New York City time, on November 4, 2016, or as soon thereafter as practicable. The members of the underwriting group for a “take down” from the Registration Statement have not been finally determined.

The Registrants hereby acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

November 2, 2016

If you have any questions on this matter, please call the undersigned at (704) 386-5681.

Very truly yours, BANK OF AMERICA CORPORATION

By:	/s/ Ross E. Jeffries, Jr.
Name:	Ross E. Jeffries, Jr.
Title:	Deputy General Counsel and Corporate Secretary

BofA FINANCE LLC

By:	/s/ Angela C. Jones
Name:	Angela C. Jones
Title:	President and Manager